SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Woori Bank

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐+65

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2016 First Half Business Report
2.	Exhibit 99.1 Woori Bank Review Report for 2016 2Q (Consolidated)
3.	Exhibit 99.2 Woori Bank Review Report for 2016 2Q (Separate)

Summary of 2016 First Half Business Report

2.	Employee Status	30

3.	Directors’ Compensation	31

VIII. RELATED PARTY TRANSACTIONS		31

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Bank,” “we,” “us” or the “Bank” are to Woori Bank and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Bank

1.	Overview of the Bank

a.	History

(1)	Background: Major developments.

March 27, 2001	Became a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)

December 31, 2001	Merged with the spun off banking division of Peace Bank of Korea

January 31, 2002	Transferred the credit card business of Hanvit Bank to Woori Card

May 22, 2003	Awarded Republic of Korea Corporate Image Grand Prize – Grand Prize for CI and First Prize for Knowledge Management

July 31, 2003	Merged with Woori Investment Bank

March 31, 2004	Merged with Woori Credit Card

September 7, 2004	Selected as 2004 Top Bank of Korea by British magazine “The Bankers”

November 4, 2005	Opened the first comprehensive financial office in the financial sector, “Woori Finance Plaza”

May 19, 2006	Established Korea BTL Infrastructure Fund

December 1, 2006	Officially launched Woori Global Markets Asia Limited

November 12, 2007	Established a local legal entity in China, Woori Bank China Ltd.

January 9, 2008	Established a local legal entity in Russia, ZAO Woori Bank

December 16, 2008	Issued 70,000,000 convertible preferred shares (par value KRW 5,000, issue price KRW 10,000)

April 1, 2009	Issued 60,000,000 common shares for increase in capital

April 1, 2009	Selected as “Outstanding Company in Gender Equal Employment” sponsored by the Ministry of Labor

December 15, 2009	Awarded Asian Financial Culture Grand Prize “Top Prize in Community Activities”

March 21, 2010	Woori Bank China Ltd. acquired qualification as a “settlement bank for Renminbi currency in international trade”

April 18, 2011	Woori Smile Microcredit executed an MOU to jointly support microcredit with the Ministry of Land, Transport and Maritime Affairs

August 24, 2011	Internet banking reached 10 million customers

April 25, 2012	Awarded “2012 Top Bank of Korea” by the Asian Banker for two consecutive years

August 30, 2012	Awarded 2012 Asia PB Top Award by Asia Economic Daily

September 25, 2012	Woori Brazil Bank began business

October 11, 2012	Selected as “Top Financial Institution for Anti-Money Laundering”

November 7, 2012	Awarded Grand Prize for the First Awards for Protection of Financial Consumers in 2012 by the Korea Economic Daily

November 29, 2012	Awarded Presidential Award sponsored by the Financial Supervisory Commission for “Anti-Money Laundering”

December 6, 2012	Awarded “2012 Grand Prize for Small Loan Financing”

December 13, 2012	Awarded Grand Prize for “2012 Aju Economy and Finance Award”

January 17, 2013	Awarded Grand Prize for Top Customer Service

March 27, 2013	Awarded Grand Prize for Woori Bank “Two Chairs” PB services for four consecutive years

April 1, 2013	Spun off its credit card business

June 14, 2013	Inaugurated the 48th President of the Bank, concurrently holding the position of the 6th President of Woori Finance Holdings

June 27, 2013	Number 1 in Korean Standard-Service Quality Index (KS-SQI) for three consecutive years

October 4, 2013	Selected by National Pension Fund as “Top Foreign Exchange Bank”

December 19, 2013	Awarded “Grand Prize for Small Loan Finance” sponsored by the FSS

January 3, 2014	Awarded final approval to acquire Indonesia’s Saudara Bank 115th anniversary of the establishment of the Bank

January 9, 2014	Awarded “2014 Grand Award for Customer Service”

February 21, 2014	Awarded Grand Prize for “Republic of Korea Top Bank”

March 26, 2014	The Bank re-selected as “the main bank for the City of Seoul”

March 29, 2014	Hansae Basketball team, the professional women’s basketball team, won the “overall championship for 2013-14”

April 1, 2014	Established business agreement with Ministry of Health and Welfare for promotion of philanthropic culture

April 17, 2014	Woori Short Term National/Public Bond Fund reached KRW 100 billion in commitments

April 24, 2014	Became the First domestic bank to issue Basel III subordinated debt in foreign currency (USD 1 billion)

May 21, 2014	Awarded “Korea’s Top Bank in Money Management” by Asian Banker in 2014

May 29, 2014	Executed business agreement with the Patent Office for promotion of IP finance

June 2, 2014	Executed business agreement with Korea Housing Guarantee Co., Ltd. for dealing and managing “Guaranteed Standard PF Loans”

June 26, 2014	The Bank selected by the Ministry of Trade, Industry and Energy as the exclusive bank for “R&D Project Development”

July 28, 2014	The Bank’s board of directors approves the merger between Woori Finance Holdings and Woori Bank (the “Merger”)

September 30, 2014	The KDIC announced the sale of the controlling stake (30%) in Woori Bank

October 10, 2014	The first Korean bank to issue Yuan-denominated bonds

November 1, 2014	Woori Finance Holdings merged with and into the Bank

November 10, 2014	Opened office in Vladivostok, Russia

December 30, 2014	Inaugurated the 49th President of the Bank, Kwang-Goo Lee Awarded final approval to merge PT. Bank Woori Indonesia with Saudara Bank

February 26, 2015	PT. Bank Woori Saudara Indonesia officially launched

March 31, 2015	Commemoration of the 100 year partnership between Woori Bank and Seoul Metropolitan Government

May 26, 2015	Launched mobile-only bank, WiBee Bank WiBee Bank mobile loan products released

August 20, 2015	Launched Woori-Samsung Pay Service

September 19, 2015	Launched first overseas service of WiBee Bank, ‘WiBee Bank Cambodia’

November 29, 2015	K-Bank is selected as the first internet-only bank (Woori Bank stake 10%)

January 6, 2016	Launched 1st bank mobile messenger service, WibeeTalk

June 24, 2016	First Korean Bank to launch offshore Won-Yuan clearing services

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Bank

(2)	Affiliated companies within the business group

As of June 30, 2016

Type	Name of Company	Controlling Company	Notes
Company	Woori Bank	Korea Deposit Insurance Corporation	1 company

First Tier Subsidiaries	Woori Card (equity ownership 100.0%)	Woori Bank	16 companies
Woori Investment Bank (equity ownership 58.15%)
Woori FIS (equity ownership 100.0%)
Woori Private Equity (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori America Bank (equity ownership 100.0%)
Woori Bank China Limited (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 74.02%)
ZAO Woori Bank (equity ownership 100.0% - 1 share)
Woori Bank Brasil (equity ownership 100.0% - 1 share)
Woori Global Markets Asia Ltd. (equity ownership 100.0%)
Woori Finance Cambodia (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Korea BTL Infrastructure Fund (equity ownership 99.87%)

Second Tier Subsidiaries	Woori Private Equity Fund (equity ownership 2.94%)	Woori Private Equity	3 companies
Woori Blackstone Korea Opportunity Private Equity Fund No.1 (equity ownership 4.95%)
Woori Columbus Private Equity Fund No.1 (equity ownership 1.92%)

*	Listed Companies : Woori Bank, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of June 30, 2016	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
4.1.2013	Capital reduction with compensation	Common	153,797,130	5,000	5,000	Capital reduction due to spin off of credit card business
4.1.2013	Capital reduction with compensation	Preferred	15,469,070	5,000	10,000	Capital reduction due to spin off of credit card business
6.5.2013	Exercise of conversion rights	Common	54,530,930	5,000	10,000	Reduction of preferred shares due to exercise of rights to convert convertible preferred shares
6.5.2013	Exercise of conversion rights	Preferred	54,530,930	5,000	10,000	Increase in common shares due to exercise of rights to convert convertible preferred shares
11.3.2014	—	Common	596,690,380	5,000	5,000	Capital reduction due to the merger with Woori Finance Holdings
11.3.2014	—	Common	676,278,371	5,000	5,000	Increase in common shares (new issuance of shares) due to the merger with Woori Finance Holdings
10.2.2015	—	Common	278,371	5,000	—	Retirement of shares*

*	On October 2, 2015, 278,371 shares were retired and the total number of shares issued changed to 676,000,000 shares. There was no decrease to Woori Bank’s capital as the number of outstanding shares remains the same.

[Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 11, 2015, entitled “Resolution Relating to Retirement of Shares”]

3.	Total Number of Authorized Shares

As of June 30, 2016	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	5,000,000,000	5,000,000,000
Total number of shares issued to date	676,000,000	676,000,000
Number of treasury shares	2,728,774	2,728,774
Number of outstanding shares	673,271,226	673,271,226

*	Upon consummation of the merger with Woori Finance Holdings, 596,690,380 shares of the Bank were cancelled and 676,278,371 shares were newly issued according to the merger ratio.
*	On September 30, 2015 Woori Bank terminated its trust agreement and acquired 2,913,155 treasury shares which were deposited into Woori Bank’s treasury share account. On October 2, 2015, 278,371 of such acquired shares were retired.

[Related Disclosure : Report on Form 6-K submitted by Woori Bank on September 30, 2015, entitled “Decision to Terminate Trust Agreement for Acquisition of Treasury Shares”]

4.	Voting Rights

As of June 30, 2016	(unit: shares)

Items		Number of stock	Notes
Total number of shares issued	Common Shares	676,000,000	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2,728,774	—
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	—	—	—
Number of shares for which voting rights are limited by law	—	—	—
Number of shares for which voting rights have been restored	—	—	—
Number of shares for which voting rights may be exercised	Common Shares	673,271,226	—
	Preferred Shares	—	—

5.	Dividend Information

Items		1H 2016	2015	2014
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		757,787	1,059,157	1,213,980
Earnings per share (Won)		966	1,301	1,621
Total cash dividends (Millions of Won)		—	336,636	336,636
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		—	31.8	27.7
Cash dividend yield (%)	Common Shares	—	5.5	4.6
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	—	500	500
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	Based on K-IFRS consolidated financial statements
*	2015 figures include the interim dividend amount

II.	Business Overview

1.	Results of Operations

As of June 30, 2016	(unit: in 100 millions of Won)

Type	1H 2016	1H 2015	2015	2014
Operating income	9,491	5,725	13,516	8,977
Non-operating income	702	2,532	3,140	1,871
Non-operating expenses	1,082	1,382	2,136	2,505
Ordinary profits	9,111	6,876	14,519	8,344
Income from continuing operations before income tax	9,111	6,876	14,519	8,344
Income tax expense from continuing operations	1,533	1,588	3,766	2,882
Income from discontinued operations	—	—	—	6,618
Net income	7,578	5,288	10,754	12,080

*	Based on K- IFRS consolidated financial statements

2.	Business Performance by Operation

a.	Deposit Services

As of June 30, 2016	(unit: in millions of Won)

Type		1H 2016	2015	2014
Deposits received in local currency	Demand deposits	9,974,130	9,728,839	10,090,773
	Money trusts	1,320,052	1,304,268	1,281,539
	Fixed deposits	181,455,594	175,598,522	161,697,250
	Mutual funds	38,980	40,888	46,072
	CDs	3,813,639	2,435,087	740,090
	Other deposits received	1,053,511	922,749	762,896
Deposits received in foreign currencies		20,873,568	19,129,214	13,902,989
Present value discount		(35,637)	(17,739)	(5,143)
Total		218,493,838	209,141,826	188,516,465

*	Based on K- IFRS consolidated financial statements

b.	Loan Services

(a)	Balances of Loans by Type

As of June 30, 2016	(unit: in millions of Won)

Type	1H 2016	2015	2014
Loans in local currency	191,072,177	185,154,851	167,261,591
Loans in foreign currencies	18,481,126	17,910,253	16,993,065
Guarantee payments	59,037	44,242	52,619
Total	209,612,340	203,109,346	184,307,275

*	Based on K- IFRS consolidated financial statements

(b)	Loans by Purpose of Funds

As of June 30, 2016	(unit: in millions of Won)

Type		1H 2016	2015	2014
Corporate loans	Working capital loans	49,047,027	50,646,880	48,919,570
	Facilities loans	35,124,337	32,858,237	28,475,804
Household loans		52,827,212	51,606,328	50,392,130
Public and other loans	Working capital loans	1,834,905	2,585,869	3,894,210
	Facilities loans	1,765,866	1,741,230	1,767,074
Mortgage loans		50,255,903	44,812,233	32,652,798
Inter-bank loans		147,379	834,301	1,080,971
Other loans		69,547	69,771	79,032
Total		191,072,177	185,154,851	167,261,591

*	Balance of loans in local currency based on K- IFRS consolidated financial statements

(c)	Loan-to-deposit ratio

(unit: in 100 millions of Won, %)

Type	1H 2016	2015	2014
Loans in local currency	1,905,423	1,857,984	1,684,250
Deposits received in local currency (excluding CDs)	1,916,219	1,846,329	1,728,557
Ratio	97.79	98.83	97.13

*	Loan-to-deposit ratio = (Average monthly balance of loans in local currency – Average monthly balance of policy loans) / (Average balance of deposits received in local currency (excluding CDs) + Covered bonds issued with over 5 year maturities)

c.	Guarantees

As of June 30, 2016	(unit: in millions of Won)

Type	1H 2016	2015	2014
Confirmed guarantees	8,494,593	9,069,247	9,274,450
Unconfirmed guarantees	5,696,395	6,631,055	6,539,629
Commercial paper purchase commitments and others	1,442,797	1,615,141	2,213,840
Total	15,633,785	17,315,443	18,027,919

*	Based on K- IFRS consolidated financial statements

d.	Securities Investment

As of June 30, 2016	(unit: in millions of Won)

Type	1H 2016	2015	2014
Securities at fair value through profit or loss	2,667,450	2,717,276	2,428,897
Available-for-sale financial assets	19,477,323	17,170,592	18,810,845
Held-to-maturity financial assets	13,781,383	13,621,640	13,044,448
Investments in associates	438,693	643,861	648,436
Total	36,364,849	34,153,369	34,932,626

*	Based on K- IFRS consolidated financial statements

e.	Trust Business

As of June 30, 2016	(unit: in millions of Won)

Type	1H 2016		2015		2014
	Trust Funds	Trust Fees	Trust Funds	Trust Fees	Trust Funds	Trust Fees
Money trust	25,030,791	29,933	23,980,475	49,973	19,551,616	40,748
Property trust	12,921,476	3,330	9,354,003	1,323	10,355,167	1,066
Total	37,952,267	33,263	33,334,478	51,296	29,906,783	41,814

*	Trust funds indicate average balances.

3.	Funding Sources and Use of Funds

a.	Sources of Funds

[Bank Accounts]

(Unit: in millions of Won, %)

Classification	Funding Source	1H 2016			2015			2014
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits received in local currency	181,470,087	1.44	65.21	169,919,620	1.70	64.76	157,994,039	2.22	66.89
	Certificates of deposit	3,133,411	1.75	1.13	1,879,832	1.92	0.72	1,983,619	2.71	0.84
	Borrowings in local currency	6,764,603	1.52	2.43	6,689,135	1.77	2.55	5,675,238	2.31	2.40
	Call money in local currency	1,015,062	1.46	0.36	1,370,253	1.62	0.52	984,378	2.28	0.42
	Others	18,120,847	2.72	6.51	18,944,493	2.95	7.22	15,925,666	3.69	6.74
	Subtotal	210,504,010	1.56	75.64	198,803,334	1.82	75.77	182,562,940	2.36	77.29
Foreign currency funds	Deposits received in foreign currencies	14,615,494	0.51	5.25	11,568,322	0.44	4.41	7,973,812	0.44	3.38
	Borrowings in foreign currencies	9,153,062	0.81	3.29	9,245,073	0.53	3.52	6,357,072	0.50	2.69
	Call money in foreign currencies	1,558,203	0.72	0.56	1,199,484	0.53	0.46	1,242,371	0.54	0.53
	Debentures in foreign currencies	4,111,176	2.55	1.48	4,851,289	2.72	1.85	5,559,305	3.51	2.35
	Others	568,551	0.37	0.20	650,409	0.66	0.25	918,010	1.03	0.39
	Subtotal	30,006,486	0.89	10.78	27,514,577	0.88	10.49	22,050,569	1.26	9.34
Other	Total capital	19,260,319	—	6.92	18,501,137	—	7.05	18,225,902		7.72
	Provisions	482,290	—	0.17	640,666	—	0.24	594,945		0.25
	Others	18,037,863	—	6.48	16,907,843	—	6.44	12,779,094		5.41
	Subtotal	37,780,472	—	13.58	36,049,647	—	13.74	31,599,941		13.38
Total		278,290,968	1.27	100.00	262,367,557	1.47	100.00	236,213,449	1.94	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Funding Source	1H 2016			2015			2014
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Cost	Money trusts	25,030,791	1.69%	65.75	23,980,475	1.88	71.71	19,551,616	2.50	65.18
	Borrowings	—	—	—	—	—	—	—	—	—
	Subtotal	25,030,791	1.69%	65.75	23,980,475	1.88	71.71	19,551,616	2.50	65.18
Non-cost	Property trusts	12,921,476	—	33.94	9,354,003	—	27.97	10,355,167	—	34.52
	Special reserves	38,155	—	0.10	37,989	—	0.11	37,195	—	0.12
	Other	82,075	—	0.22	70,265	—	0.21	50,659	—	0.17
	Subtotal	13,041,706	—	34.25	9,462,257	—	28.29	10,443,021	—	34.82
Total		38,072,497	—	100.00	33,442,732	—	100.00	29,994,637	—	100.00

b.	Fund Management Performance

[Bank Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	1H 2016			2015			2014
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits in local currency	2,307,024	1.48	0.83	2,580,842	1.72	0.98	2,670,185	2.37	1.13
	Marketable securities in local currency	33,408,989	3.04	12.01	32,994,958	2.79	12.58	31,496,840	3.40	13.33
	Loans in local currency	187,508,907	3.18	67.38	176,631,188	3.42	67.32	161,296,709	4.18	68.28
	Guarantee payments	45,781	1.25	0.02	64,533	1.89	0.02	69,099	4.27	0.03
	Call loans in local currency	4,125,145	1.51	1.48	2,083,053	1.64	0.79	2,186,891	2.32	0.93
	Private placed ponds	236,163	4.46	0.08	280,702	5.98	0.11	470,988	4.12	0.20
	Credit card receivables	—	—	—	—	—	—	6	—	0.00
	Other	4,358,039	2.25	1.57	4,313,781	2.61	1.64	3,967,556	3.50	1.68
	Bad debt expense in local currency (-)	(2,049,645)	—	(0.74)	(2,482,955)	—	(0.95)	(3,073,009)	—	(1.30)
	Subtotal	229,940,401	3.12	82.63	216,466,103	3.31	82.50	199,085,264	4.06	84.28
Funds in foreign currencies	Deposits in foreign currencies	3,969,294	0.38	1.43	2,872,735	0.28	1.09	2,044,084	0.47	0.87
	Marketable securities in foreign currencies	1,589,752	1.01	0.57	1,375,146	1.51	0.52	1,073,932	0.85	0.45
	Loans in foreign currencies	13,583,763	1.90	4.88	14,206,736	1.65	5.41	12,364,024	1.71	5.23
	Call loans in foreign currencies	3,128,938	0.86	1.12	2,040,819	0.59	0.78	1,347,232	0.94	0.57
	Bills bought	6,837,181	1.51	2.46	6,899,811	1.38	2.63	5,425,038	1.40	2.30
	Other	4,818	22.16	0.00	17,047	6.96	0.01	19,509	6.36	0.01
	Bad debt expense in foreign currencies (-)	(284,678)	—	(0.10)	(191,224)	—	(0.07)	(239,896)	—	(0.10)
	Subtotal	28,829,068	1.46	10.36	27,221,069	1.37	10.38	22,033,923	1.46	9.33
Other	Cash	1,138,979	—	0.41	1,116,715	—	0.43	1,076,521	—	0.46
	Property and equipment for business purposes	2,328,104	—	0.84	2,328,130	—	0.89	2,358,135	—	1.00
	Other	16,054,415	—	5.77	15,235,540	—	5.81	11,659,606	—	4.94
	Subtotal	19,521,499	—	7.01	18,680,385	—	7.12	15,094,262	—	6.39
Total		278,290,968	2.73	100.00	262,367,557	2.87	100.00	236,213,449	3.56	100.00

*	Based on K-IFRS separate financial statements

[Trust Accounts]

(Unit: in millions of Won, %)

Type	Managed Item	1H 2016			2015			2014
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Profit	Loans	23,867	4.18	0.06	19,482	4.05	0.06	24,201	3.61	0.08
	Securities	0	0.00	0.00	3,470,064	(0.57)	10.38	3,189,405	3.34	10.63
	Call Loans	4,116,008	4.62	10.81	—	—	—	—	—	—
	Other	21,782,589	3.40	57.21	21,231,787	2.00	63.49	17,055,060	3.61	56.86
	Reserves for bond ratings (-)	(40)	0.00	(0.00)	(68)	—	0.00	(101)	0.00	(0.00)
	Present value discount (-)	(260)	0.00	(0.00)	(414)	—	0.00	(663)	0.00	(0.00)
	Subtotal	25,922,164	3.60	68.09	24,720,851	1.64	73.92	20,267,903	3.57	67.57
Non-profit	Subtotal	12,150,333	—	31.91	8,721,881	—	26.08	9,726,735	—	32.43
Total		38,072,497	—	100.00	33,442,732	—	100.00	29,994,637	—	100.00

4.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

BIS Capital Adequacy Ratios

(unit: in 100 millions of Won)

Type	1H 2016	2015	2014
Equity capital (A)	212,969	210,514	208,577
Risk weighted assets (B)	1,557,732	1,540,709	1,463,230
Capital adequacy ratio (A/B)	13.67	13.66	14.25

*	Based on Basel III standards
*	Based on K-IFRS consolidated financial statements
*	The 1H 2016 figures change (equity capital to 211,356, risk weighted assets to 1,390,759, capital adequacy ratio to 15.20%) when excluding the five subsidiaries that were newly included after the merger with Woori Finance Holdings.

Liquidity Ratios

(unit: %)

Type		1H 2016	2015	2014
Liquidity coverage ratio/local currency liquidity ratio (**)		108.98	106.67	123.10
Foreign currency liquidity ratio	Before application of weight of securitization	127.83	130.30	130.29
	After application of weight of securitization	118.08	120.71	121.29
Ratio of business purpose premises and equipment		14.03	14.36	14.57

*	Based on K-IFRS financial statements
**	1H 2016 and 2015: Liquidity coverage ratio based on K-IFRS consolidated financial statements,
2014 : Local currency liquidity ratio based on K-IFRS separate financial statements

b.	Asset Quality

(unit: in 100 millions of Won)

Type		1H 2016	2015	2014
Total loans	Total	2,180,813	2,108,424	1,919,086
	Corporate	1,186,253	1,185,857	1,124,815
	Household	994,560	922,567	794,271
Sub-standard and below loans Sub-standard and below loan ratio	Total	26,612	31,009	40,216
		1.22% ***	1.47% ***	2.10% ***
	Corporate	23,607	27,701	35,482
		1.99%	2.34%	3.15%
	Household	3,005	3,308	4,734
		0.30%	0.36%	0.60%
Delinquency ratio	Based on total loans (after seasonal adjustment)	0.57%	0.82%	0.88%
		(0.66%)	(0.93%)	(1.02%)
	Based on corporate loans (after seasonal adjustment)	0.83%	1.39%	1.23%
		(0.92%)	(1.57%)	(1.48%)
	Based on household loans (after seasonal adjustment)	0.35%	0.39%	0.65%
		(0.38%)	(0.43%)	(0.76%)

*	Based on K-IFRS separate financial statements
**	Credit card receivables were transferred to Woori Card due to the spin off of the credit card business segment (spin off date: April 1, 2013).
***	The sub-standard and below loan ratio excluding four shipbuilders and Sambu Construction are 1.06% for 1H 2016, 1.15% for 2015, and 1.52% for 2014.

c.	Recent Developments

On November 1, 2014, the Bank merged with its holding company, Woori Finance Holdings, according to the resolution of the board of directors on July 28, 2014, to maximize the possibility of a successful privatization. New shares of the Bank, the surviving entity, were allotted and delivered to the shareholders of Woori Finance Holdings based on a 1:1.00000000 ratio.

Upon the consummation of the merger, 596,690,380 shares of the Bank were cancelled and 676,278,371 new shares were issued.

The major terms of the Merger are as follows:

Item	Details
Method of Merger	Merger of parent company with and into wholly-owned subsidiary
Merging entities	Woori Bank (surviving entity)
Woori Finance Holdings (non-surviving entity)
New shares issued in Merger	676,278,371 common shares
Schedule of the Merger	Date of the Merger	November 1, 2014
	Date of registration of Merger	November 3, 2014
	Delivery of share certificates	November 18, 2014
	Date of new listing of shares	November 19, 2014

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won)

Classification	1H 2016	2015	2014
ASSETS
Cash and cash equivalents	5,373,093	6,644,055	5,962,861
Financial assets at fair value through profit or loss	5,078,514	5,132,657	4,554,180
Available-for-sale financial assets	19,477,323	17,170,592	18,810,845
Held-to-maturity financial assets	13,781,383	13,621,640	13,044,448
Loans and receivables	260,836,011	244,842,062	223,370,135
Investments in joint ventures and associates	438,693	643,861	648,436
Investment properties	368,392	351,496	357,550
Premises and equipment	2,441,145	2,471,206	2,501,102
Intangible assets and goodwill	421,311	419,806	295,728
Assets held for sale	11,338	17,904	8,013
Current tax assets	6,247	6,782	4,845
Deferred tax assets	119,647	210,597	257,858
Derivative assets	292,180	183,128	196,061
Other assets	173,074	143,286	145,157
Total assets	308,818,351	291,859,072	270,157,219
LIABILITIES
Financial liabilities at fair value through profit or loss	3,236,267	3,460,561	2,675,354
Deposits due to customers	218,493,838	209,141,826	188,516,465
Borrowings	19,343,450	20,033,917	17,707,595
Debentures	23,602,899	21,898,859	24,795,904
Provisions	393,698	516,601	692,009
Net defined benefit liability	79,255	99,691	75,591
Current tax liabilities	24,946	108,943	298,762
Deferred tax liabilities	20,662	19,379	21,757
Derivative liabilities	14,609	—	—
Other financial liabilities	23,452,846	16,964,206	16,889,687
Other liabilities	314,952	305,174	390,670
Total liabilities	288,977,422	272,549,157	252,063,794
EQUITY
Owners’ equity:	19,708,587	19,188,472	17,983,501
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,334,002	3,334,002	2,538,823
Capital surplus	294,259	294,259	291,066
Other equity	(1,508,901)	(1,547,303)	(2,393,138)
Retained earnings	14,207,835	13,726,122	14,165,358
Non-controlling interests	132,342	121,443	109,924
Total equity	19,840,929	19,309,915	18,093,425
Total liabilities and equity	308,818,351	291,859,072	270,157,219
Number of Consolidated Subsidiaries	71	71	78

Summary Consolidated Statement of Comprehensive Income

(The Bank and its Consolidated Subsidiaries)	(unit: in millions of Won, except per share amounts)

Classification	1H 2016	1H 2015	2015	2014
OPERATING INCOME:	949,103	572,492	1,351,586	897,708
Net interest income	2,488,758	2,317,492	4,761,900	4,493,018
Net fees and commissions income	468,006	498,458	976,796	917,015
Dividend income	120,399	62,812	102,923	96,812
Gain on financial instruments at fair value through profit or loss	58,596	30,034	240,342	189,912
Gain on available-for-sale financial assets	28,883	(24,755)	(3,281)	(68,924)
Impairment losses due to credit loss	(430,744)	(691,057)	(966,646)	(1,096,940)
General and administrative expenses	(1,644,552)	(1,535,711)	(3,150,387)	(2,958,919)
Other net operating income (expenses)	(140,243)	(84,781)	(610,061)	(674,266)
Non-operating income	(37,982)	115,082	100,360	(63,313)
Net income before income tax expense from continuing operations	911,121	687,574	1,451,946	834,395
Income tax expense from continuing operations	153,334	158,755	376,554	288,195
Net income from continuing operations	757,787	528,819	1,075,392	546,200
Net income from discontinued operations	—	—	—	661,769
Net income	757,787	528,819	1,075,392	1,207,969
Net income attributable to owners	750,266	516,857	1,059,157	1,213,980
Profit from continuing operations	750,266	516,857	1,059,157	435,289
Profit from discontinued operations	—	—	—	778,691
Net income attributable to the non-controlling interests	7,521	11,962	16,235	(6,011)
Profit from continuing operations	7,521	11,962	16,235	110,911
Profit from discontinued operations	—	—	—	(116,922)
Other comprehensive income (loss), net of tax	43,045	20,627	31,162	(107,597)
Items that will not be reclassified to profit or loss	(44,667)	(26,888)	(78,267)	(51,650)
Items that may be reclassified to profit or loss	87,712	47,515	109,429	(55,947)
Total comprehensive income	800,832	549,446	1,106,554	1,100,372
Comprehensive income attributable to the owners	788,668	542,539	1,094,870	1,192,191
Comprehensive income attributable to non-controlling interests	12,164	6,907	11,684	(91,819)
NET INCOME PER SHARE:
Continuing and discontinued operations
Basic earnings per common share	966	647	1,301	1,621
Continuing operations
Basic earnings per common share	966	647	1,301	536

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Bank)	(unit: in millions of Won)

Classification	1H 2016	2015	2014
ASSETS
Cash and cash equivalents	4,386,675	5,440,326	4,668,916
Financial assets at fair value through profit or loss	3,556,548	3,569,625	3,097,309
Available-for-sale financial assets	17,282,576	15,869,654	17,791,224
Held-to-maturity financial assets	13,645,009	13,527,452	12,989,894
Loans and receivables	245,638,009	231,083,160	210,640,380
Investments in subsidiaries and associates	3,574,891	3,730,247	3,619,036
Investment properties	358,756	344,892	350,785
Premises and equipment	2,314,756	2,341,506	2,348,450
Intangible assets	194,348	187,520	43,186
Assets held for sale	11,338	17,904	6,837
Current tax assets		—	1,058
Deferred tax assets	62,366	172,368	193,453
Derivative assets	292,180	183,128	196,061
Other assets	112,699	109,126	124,712
Total assets	291,430,151	276,576,908	256,071,301
LIABILITIES
Financial liabilities at fair value through profit or loss	3,222,000	3,448,180	2,670,358
Deposits due to customers	210,316,796	201,353,128	181,288,444
Borrowings	17,119,036	18,760,947	16,139,529
Debentures	18,742,745	17,259,749	20,998,041
Provisions	339,762	467,887	667,286
Net defined benefit liability	19,551	45,678	43,381
Current tax liabilities	611	77,190	261,228
Derivative liabilities	13,431	—	—
Other financial liabilities	22,226,346	16,111,469	15,857,059
Other liabilities	140,137	163,362	289,570
Total liabilities	272,140,415	257,687,590	238,214,896
EQUITY
Capital stock	3,381,392	3,381,392	3,381,392
Hybrid securities	3,334,002	3,334,002	2,538,823
Capital surplus	269,533	269,533	269,533
Other equity	103,746	106,016	(695,522)
Retained earnings	12,201,063	11,798,375	12,362,179
Total equity	19,289,736	18,889,318	17,856,405
Total liabilities and equity	291,430,151	276,576,908	256,071,301

Summary Statement of Comprehensive Income

(The Bank)	(unit: in millions of Won, except per share amounts)

Classification	1H 2016	1H 2015	2015	2014
OPERATING INCOME:	795,453	420,196	1,090,372	870,894
Net interest income	2,116,139	1,981,848	4,052,479	4,090,778
Net fees and commissions income	208,649	428,451	856,343	795,292
Dividend income	159,589	99,668	169,009	183,452
Gain on financial instruments at fair value through profit or loss	43,773	29,996	220,282	169,537
Gain on available-for-sale financial assets	31,156	(22,656)	(7,960)	(92,379)
Impairment losses due to credit loss	(324,642)	(599,448)	(766,169)	(928,492)
General and administrative expenses	(1,475,960)	(1,395,369)	(2,846,490)	(2,655,157)
Other net non operating income (expenses)	(176,924)	(102,294)	(587,122)	(692,137)
Non-operating income	11,955	125,776	144,635	(27,915)
Net income before income tax expense	807,408	545,972	1,235,007	842,979
Income tax expense	136,167	99,472	300,418	196,681
Net income from continuing operations	671,241	446,500	934,589	646,298
Net income from discontinued operations	—	—	—	—
Net income	671,241	446,500	934,589	646,298
Other comprehensive income (loss), net of tax	(2,270)	8,704	(8,583)	4,887
Items that will not be reclassified to profit or loss	(44,727)	(26,082)	(73,591)	(58,468)
Items that may be reclassified to profit or loss	42,457	34,786	65,008	63,355
Total comprehensive income	668,971	455,204	926,006	651,185
NET INCOME PER SHARE:
Basic & diluted earnings per common share	848	542	1,116	842

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	1H 2016	2015	2014
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of the Bank are not presented fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit Services

(units: in millions of Won, hours)

Term	Auditor	Description	Fee	Total Time
1H 2016	Deloitte Anjin LLC	Closing audit	KRW 1,561 million	—
		Interim audit (including internal accounting management system)		—
		3Q review		—
		1H review		3,526 hours
		1Q review		3,920 hours
2015	Deloitte Anjin LLC	Closing audit	KRW 1,516 million	7,659 hours
		Interim audit (including internal accounting management system)		4,350 hours
		3Q review		3,785 hours
		1H review		3,836 hours
		1Q review		3,778 hours
2014	Deloitte Anjin LLC	Closing audit	KRW 1,280 million	7,681 hours
		Interim audit (including internal accounting management system)		4,160 hours
		3Q review		3,450 hours
		1H review		3,256 hours
		1Q review		3,143 hours

b.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
1H 2016	3.28.2016	Tax adjustment	Each quarter and end of term	KRW 115 million
	3.28.2016	PCAOB and SOX Auditing	5.1.2016~4.30.2017	KRW 1,127 million
	3.23.2016	Issuance of GMTN-related comfort letter	5.2016	USD 100,000
2015	5.14.2015	Review of Japanese F/S related to Samurai bonds	5.2015 and 9.2015	KRW 74 million
	5.14.2015	Issuance of GMTN-related comfort letter	5.2015	USD 110,000
	4.03.2015	Tax adjustment	Each quarter and end of term	KRW 110 million
	4.03.2015	PCAOB and SOX Auditing	5.1.2015~4.30.2016	KRW 1,094 million
	1.05.2015	Issuance of GMTN-related comfort letter	1.2015	USD 60,000
2014	9.30.2014	Review of Japanese F/S related to Samurai bonds	9.2014	KRW 28 million
	4.30.2014	Tax adjustment	Each quarter and end of term	KRW 105 million
	4.17.2014	Issuance of GMTN-related comfort letter	4~5.2014	USD 110,000

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Audit Committee Member Candidates

(e)	Committee for Recommending Outside Director Candidates

(f)	Audit Committee

(g)	Committee for Recommending Officer Candidates

As of June 30, 2016

Name of Committee	Composition	Names of Members
Board of directors management committee	One standing director, Six outside directors One non-standing director

Kwang-Goo Lee (standing director)

Il-Hwa Hong (outside director)

Hesuk Chun (outside director)

Han-Gi Jung (outside director)

Ho-Geun Lee (outside director)

Sungsoo Koh (outside director)

Sung-Yong Kim (outside director)

Kwang-Woo Choi (non-standing director )

Risk management committee	Three outside directors One non-standing director	Han-Gi Jung (outside director) Il-Hwa Hong (outside director) Ho-Geun Lee (outside director) Kwang-Woo Choi (non-standing director )

Compensation committee	Five outside directors	Sungsoo Koh (outside director) Il-Hwa Hong (outside director) Hesuk Chun (outside director) Han-Gi Jung (outside director) Ho-Geun Lee (outside director)

Committee for recommending audit committee member candidates	Six outside directors	Il-Hwa Hong (outside director) Hesuk Chun (outside director) Han-Gi Jung (outside director) Ho-Geun Lee (outside director)
Sungsoo Koh (outside director) Sung-Yong Kim (outside director)

Name of Committee	Composition	Names of Members
Committee for recommending outside director candidates	One standing director Six outside directors One non-standing director

Kwang-Goo Lee (standing director)

Il-Hwa Hong (outside director)

Hesuk Chun (outside director)

Han-Gi Jung (outside director)

Ho-Geun Lee (outside director)

Sungsoo Koh (outside director)

Sung-Yong Kim (outside director)

Kwang-Woo Choi (non-standing director )

Committee for recommending officer candidates	Four outside directors One shareholder representative* Three outside experts**	Il-Hwa Hong (outside director) Hesuk Chun (outside director) Han-Gi Jung (outside director) Ho-Geun Lee (outside director)

Audit Committee	Three outside directors One standing director	Sung-Yong Kim (outside director) Hesuk Chun (outside director) Sungsoo Koh (outside director) Soo-Kyung Chung (standing director)

*	The shareholder representative must be on the shareholders’ register as of the applicable record date, which is the record date of the shareholders’ meeting at which the appointment of directors is approved, and is appointed at the meeting of the Committee for Recommending Officer Candidates.
**	Outside experts are influential members of society, such as business professionals and financial specialists, appointed by the Board of Directors at least 30 days prior to the notice to convene the shareholders’ meeting to appoint the chief executive officer.

2.	Affiliated Companies (as of June 30, 2016)

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2016	(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Stock	Share	Stock	Share
Korea Deposit Insurance Corporation	Largest S/H	Common	345,142,556	51.06	345,142,556	51.06
Total		Common	345,142,556	51.06	345,142,556	51.06
		Others	—	—	—	—

b.	Changes in the largest shareholder

As of June 30, 2016				(units: shares, %)

Change of Date	Largest Shareholder	Stock Held	Share	Notes
January 1, 2014	Woori Finance Holdings	596,690,380	100.00
November 1, 2014	Korea Deposit Insurance Corporation	385,285,578	56.79	Merger date of Woori Finance Holdings and Woori Bank
December 8, 2014	Korea Deposit Insurance Corporation	345,142,556	51.04	Sale of stake
October 2, 2015	Korea Deposit Insurance Corporation	345,142,556	51.06	Change in the share ownership ratio due to the retirement of shares

c.	Share Ownership of More Than 5%

As of June 30, 2016 (unless otherwise indicated)		(units: shares, %)

No.	Name	Shares		Notes
		No. of shares	Percentage of shareholding
1	Korea Deposit Insurance Corporation	345,142,556	51.06
2	National Pension Service	33,868,899	5.01	As of June 8, 2016
Employee Stock Ownership Association		28,267,686	4.10

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		January 2016	February 2016	March 2016	April 2016	May 2016	June 2016
Common Stock	High	8,800	8,980	9,510	10,800	10,400	10,250
	Low	8,230	8,530	8,830	9,220	9,890	9,400
	Average	8,483	8,797	9,318	9,897	10,146	9,950
Monthly Trade Volume	High	2,366,906	2,617,743	3,296,895	4,610,830	5,235,837	4,521,341
	Low	765,637	655,844	746,392	683,730	888,703	841,624
	Monthly Total	26,705,864	26,613,737	35,554,512	44,436,900	36,185,974	36,485,552

*	Source: KRX KOSPI Market
*	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		January 2016	February 2016	March 2016	April 2016	May 2016	June 2016
ADR	High	22.01	22.44	24.98	28.31	27.29	26.99
	Low	20.25	21.21	21.83	23.94	25.27	23.97
	Average	21.19	21.79	23.80	25.93	26.01	25.77
Won Conversion	High	26,597	26,989	29,052	32,508	31,051	31,044
	Low	24,500	26,218	27,089	27,653	29,601	28,340
	Average	25,460	26,524	28,278	29,750	30,473	30,159
Monthly Trade Volume	High	8,700	11,400	12,400	77,800	29,100	20,000
	Low	800	400	200	200	300	700
	Monthly Total	77,500	85,600	53,100	225,600	109,300	125,800

*	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
*	One ADR represents three common shares.
*	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors

As of June 30, 2016

Position		Name	Common Stock Owned	Expiration of Term
President	Registered	Kwang-Goo Lee	21,251	December 30, 2016
Standing Member of Audit Committee	Registered	Soo-Kyung Chung	—	December 30, 2016
Outside Director	Registered	Il-Hwa Hong	—	Note 1)
Outside Director	Registered	Hesuk Chun	—
Outside Director	Registered	Han-Gi Jung	—
Outside Director	Registered	Ho-Geun Lee	—
Outside Director	Registered	Sungsoo Koh	—
Outside Director	Registered	Sung-Yong Kim	—
Non-Standing Director	Registered	Kwang-Woo Choi	—
Executive Vice President	Registered	Dong-Gun Lee	10,000	December 30, 2016
Executive Vice President	Registered	Ki-Myung Nam	8,049	December 30, 2016
Executive Vice President	Non-Registered	Tae-Seung Sohn	12,296	December 30, 2016
Executive Vice President	Non-Registered	Won-Jai Jeong	17,683	June 13, 2016
Executive Vice President	Non-Registered	Woo Seok Chae	47,967	September 3, 2016
Executive Vice President	Non-Registered	Dong-Bin Lee	17,153	March 19, 2016
Executive Vice President	Non-Registered	Hong-Hee Kim	10,183	December 3, 2016
Executive Vice President	Non-Registered	Jung-Hoon Choi	13,272	December 3, 2016
Executive Vice President	Non-Registered	Jae-Hyun Cho	8,000	December 3, 2016
Executive Vice President	Non-Registered	Hong-Koo Kim	15,183	September 3, 2016
Executive Vice President	Non-Registered	Jai-Won Kim	12,972	December 3, 2016
Managing Director	Non-Registered	Jeong-Jin Heo	9,000	December 3, 2017
Managing Director	Non-Registered	Seong-Il Park	7,500	December 3, 2017
Managing Director	Non-Registered	Hyeong-Min Park	10,894	December 7, 2017
Managing Director	Non-Registered	Hyun-Seok Shin	12,525	December 3, 2017
Managing Director	Non-Registered	Kwang-Seok Kwon	3,243	December 3, 2017

Note 1) End of Term

- Date of the 2017 annual general meeting of shareholders : Il-Hwa Hong, Hesuk Chun, Han-Gi Jung, Sungsoo Koh

- Date of the 2018 annual general meeting of shareholders : Ho-Geun Lee, Sung-Yong Kim, Kwang-Woo Choi

2.	Employee Status

As of June 30, 2016	(units: persons, millions of Won)

	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	14,960	723	—	15,683	15.7	607,506	39

*	Average years of continuous service excludes contract employees and locally hired employees overseas.
*	Excludes management salaries (sales center head or higher) and overseas salaries.

3.	Directors’ Compensation

As of June 30, 2016	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors	3	1,046	349
Outside Directors	4	93	23
Audit Committee Members / Auditors	5	341	68

*	Number of persons : includes the outside directors and audit committee members that resigned in 2016 (as of June 30, 2016, there were three registered directors, three outside directors and four Audit Committee members/auditors)
*	There is no compensation paid to the non-standing director from the KDIC, who has been excluded from the number of persons
*	Total compensation : cumulative amount paid from January to June of 2016

VIII.	Related Party Transactions

Extensions of Credit to Major Shareholders, Etc.

As of June 30, 2016	(unit: millions of Won)

Name	Item	Current Balance	Origination Date	Maturity Date
Korea Deposit Insurance Corporation	Loans	250,000	August 28, 2015	August 29, 2016
	Loans	500,000	August 28, 2015	August 29, 2016
	Bonds	330,000	January 4, 2012, etc.	January 22, 2018, etc.
Woori Investment Bank	Loans	25,000	March 10, 2016	March 3, 2017
	CMA	25,000	September 24, 2015	June 30, 2016
Woori Card	Loans	250,000	March 3, 2016	March 3, 2017
Woori P&S	Loans	9,338	September 14, 2015	March 8, 2021
	Loans	4,522	May 25, 2016	May 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: August 16, 2016	By:	/s/ Kwang Seok Kwon
(Signature)

Name: Kwang Seok Kwon
Title: Managing Director